UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Vivosens Inc. dba Vivoo

Legal status of issuer

> *Form*
> C-Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware (qualification to do business in CA is currently pending)

> *Date of organization*
> September 19, 2017

Physical address of issuer
44 Tehama Street, San Francisco, CA, 94105 US

Website of issuer
http://www.vivoo.io

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
 Yes

☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
 Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$570,000.00

Deadline to reach the target offering amount
December 15, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$998,530	$28,725
Cash & Cash Equivalents	$998,530	$28,725
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$210,000
Revenues/Sales	$22,099	$351.54
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(428,909)	$(157,438)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Miray Tayfun
(Signature)

Miray Tayfun
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Miray Tayfun
(Signature)

Miray Tayfun
(Name)

CEO and Director
(Title)

July 31, 2020
(Date)

/s/George Radman
(Signature)

George Radman
(Name)

CFO
(Title)

July 31, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

<p style="text-align:center">July 31, 2020</p>

<p style="text-align:center">Vivosens Inc.</p>



<p style="text-align:center">Up to $570,000.00 of
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)</p>

Vivosens Inc. ("Vivoo", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $570,000.00 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Investors of Securities are sometimes referred to herein as "Investors". The minimum target offering is $25,000.00 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $570,000.00 from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000.00 by December 15, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://www.vivoo.io.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/vivoo

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are

based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Vivosens Inc. is a Delaware corporation, incorporated on September 19, 2017.

The Company is located at 44 Tehama Street, San Francisco, CA, US.

The Company's website is http://www.vivoo.io.

The Company currently conducts business in the United States, Europe, and the United Arab Emirates.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/vivoo and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of units of Crowd SAFEs being offered	25,000
Total units of Crowd SAFEs outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of units of Crowd SAFEs being offered	570,000
Total shares of Crowd SAFEs outstanding after Offering (if maximum amount reached)	570,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100 +
Offering deadline	December 15, 2020
Use of proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 29.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). At the conclusion of the Offering, the issuer will pay a fee of 6.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000.00	$ 1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$570,000.00	$34,200.00	$535,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is continuing the process of implementing its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's business plan.
In order to achieve the Company's long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and

its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The product and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

COVID-19 may materially impact our business in the future, which could lead to issues with our supply chain, ability to meet customer demand, and our ability to raise capital in the future.

To-date, the coronavirus has not materially impacted our ability to operate. However, the coronavirus, and its related effects, could adversely impact our operations, supply chain and distribution systems, and demand for our products and services in the future. If we are unable to successfully address these challenges, we may be unable to satisfy customer orders, which could harm our reputation and our customer relationships, and could materially affect our business, financial condition, and operating results. In addition, the pandemic's effect on the economy may make it more difficult to raise capital in the future, which could impair our ability to operate. There is uncertainty around the duration and breadth of the COVID-19 pandemic, and as a result the ultimate impact on our business, financial condition or operating cannot be reasonably estimated at this time.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of

software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations.

We have an international supply chain and currently rely on overseas manufactures.
The Company sources the materials its uses to manufacture its products from several suppliers located outside the United States. In addition, the Company currently manufactures its products overseas. Similar to any company that relies on foreign suppliers, the Company is subject to a number of risks, including but not limited to political risk, trade restrictions, and local regulatory issues. These risks could result in unforeseen delays in producing the product,

fluctuations in costs, or the inability of the Company to secure the material or manufacture the product at any given time.

We rely on a global team of employees, consultants, and other vendors*.*
The Company relies on a team of employees and consultants of various nationalities who may at any given time be outside the Unites States. As such, the Company may be negatively impacted if any of those individuals is unable to travel to the United States due to immigration issues.

We rely on various intellectual property rights, including patents trademarks, in order to operate our business*.*
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected.

The use of individually identifiable data by our business is highly regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no long be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. If any compromise of our security or the securing of information residing with our business were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could us to additional legal risks.

The healthcare industry is highly regulated.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company has not filed to qualify as a foreign corporation doing business in any state.
 Concurrent with this Offering, the Company has filed to qualify as a foreign corporation in California in order transact intrastate commerce in that state. However, until California has accepted and certified the filing, the Company may be deemed to be operating in contravention of the relevant statutory requirements. If California or any other state determines that the Company's operations are sufficient to meet their independent statutory filing requirements regarding conducting business in their state, those states may attempt to impose fines, taxes, and other penalties on the Company, including retroactively.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders

of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Company may pay dividends to its existing and future holders of capital stock without triggering the SAFE or incurring additional liabilities or obligations to Purchasers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Vivoo is a wellness app that guides users to a healthier lifestyle with real-time personalized advice based on their urine data. It also helps users to track their body parameters such as hydration, pH, immunity, ketones and much more.

Business Plan

The Company currently provides its products and services direct-to-consumer, targeting primarily health conscience millennials. The Company is also working to establish relationships with corporate wellness partners.

The Company's Products and/or Services

Product / Service	Description	Current Market
Wellness application with personalized services	Vivoo is a wellness app that guides users to a healthier lifestyle with real-time personalized advice based on their urine data. It also helps users to track their body parameters such as hydration, pH, immunity, ketones and much more.	The Company currently provides its products and services direct-to-consumer, targeting primarily health conscience millennials. The Company is also working to establish relationships with corporate wellness partners.

Competition

Vivoo is the first wellness application that communicates with your body data through our at-home urine test and guides you to make better decisions based on your body's needs.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Based on the Company's current model, our key competitors include Habit, Fitbit, Healthy.io, Lumen, MyFitnessPal, and Scanwell. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customer base is comprised of a diverse group of health-conscious individuals and corporate wellness partners. We are currently providing service to approximately 14,000 individuals globally with our wellness application.

Supply Chain

We obtain our parts and packaging through different sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes due to price increase or negative shifts in quality.

Intellectual Property

The Company owns the general rights to usage of the business name Vivosens Inc., as well as general intellectual property related to urine test mobile detection and personalized nutrition guidance based on urine data.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
PCT/TR2018/050233 **PCT/TR2018/ 050233**	Provisional Patent	- Image processing system - Urine test design - Personalized advice-giving algorithm	PCT was filed on May 15, 2018	World Intellectual Property Organization

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
88926051	Goods Mark	Vivoo logo in blue and white	May 20, 2020	Pending	U.S. Patent & Trademark Office
88579627	Goods Mark	26.05.21 - Triangles that are completely or partially shaded 26.05.28 - Miscellaneous designs with overall triangular shape 26.05.28 - Triangular shape (miscellaneous overall shape	August 15, 2019	Pending	U.S. Patent & Trademark Office

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened against, the Company.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below. The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500.00	6.00%	$34,200.00
COGS	15.00%	$3,750.00	20.00%	$114,000.00
Sales & Marketing	36.00%	$9,000.00	30.00%	$171,000.00
Payroll	25.00%	$6,250.00	24.00%	$136,800.00
General & Administrative	0.00%	$0.00	10.00%	$57,000.00
R&D	18.00%	$4,500.00	10.00%	$57,000.00.
Total	**100.00%**	**$25,000.00**	**100.00%**	**$570,000.00**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

The Company generally intends to use the proceeds from this Offering as follows:

Cost of Goods Sold (COGS): In order to produce initial product for sale, we intend to use approximately 15%-20% of the proceeds to purchase raw materials and pay for the manufacture and packaging of those products.

Sales & Marketing: We intend to use approximately 30%-36% of the proceeds to fund our sales and marketing efforts, which may include social media advertising, PR, producing marketing and promotional collateral, sampling, and payments to partners who will assist with our marketing efforts.

Payroll: We intend to use approximately 25% of the proceeds to pay salaries to our employees, as well as payments to independent contractors we hire to support the business.

General & Administrative: We intend to use up to approximately 10% of the proceeds to fund various overhead costs associated with operating the business, including rent, travel expenses, office expenses, utilities, insurance, and professional fees (including legal and accounting).

Research & Development: We intend to use approximately 10% to 18% of the proceeds to fund the development of new or improved products, technologies, services, capabilities, and features.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Miray Tayfun	CEO, Director Start Date: September 27, 2017 to current	As CEO, primarily responsible for managing the operations, business development, and finances of the Company.	Stanford University, GTM, B.Sc. Bioengineering, Yildiz Technical University
Gozde Buyukacaroglu	COO Start Date: September 29, 2017 to current	As COO, primarily responsible for managing product development and the business operations of the Company.	B.Sc, Environmental Engineering, Istanbul Technical University
George Radman	CFO, Treasurer Start Date: January 18, 2019 - current	As CFO, primarily responsible for managing the financial actions of the Company.	Stanford University, GTM Ms. IT (IT Security), Deakin University. B.Laws, Victoria University
Ali Atasever	CTO	Primarily responsible for overseeing the Company's technology and relevant policy.	B.Sc. Physics, Ms. Mathematics, Bogazici University

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 11 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock (Restricted)
Amount outstanding/Face Value	13,338,298 (on fully diluted basis, including 3,038,000 shares reserved for employee stock options)
Voting Rights	One vote per share of Common Stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Series Seed Preferred Stock-1.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	65.8% (on a fully diluted basis)

Type of security	Series Seed Preferred Stock (Restricted) (includes Series Seed-1, Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, Series Seed-6, Series Seed-7)
Amount outstanding/Face Value	6,918,257 (on a fully diluted basis)
Voting Rights	(a) Holders may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock are convertible, as provided for in the Restated Certificate of Incorporation (b) So long as at least 25% of the issued shares of Series Seed Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect 1 director of the Corporation, the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect 2 directors of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.
Other Material Terms	(a) The Amended & Restated Certificate of Incorporation does require certain decisions to be approved by Requisite Holders, which is defined in the Amended & Restated Certificate of Incorporation as "the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), which majority must include Draper Associates V, L.P. ("DA"), for so long as DA holds any shares of Preferred Stock. Additionally, the Requisite Holders may under certain conditions direct the Company to convert Preferred Stock to Common Stock. Investors should review the Amended & Restated Certificate of Incorporation prior to investment in order to understand the full scope of these rights. (b) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. (c) Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. (d) If the Company issues securities in its next equity financing after the date hereof that (a) have rights, preferences or privileges that are more favorable than the terms of the shares of Series Seed Preferred Stock, such as price based anti-dilution protection, or (b) provide all such future investors other contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the Purchasers with respect to the shares of Series Seed Preferred Stock

Anti-Dilution Rights	(a) Major Investors have pro rata rights (b) DA has the right of first refusal to purchase up to twenty-five percent (25%) (the "DA Share") of any New Securities (as defined below) that the Company may from time to time issue
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	34.2% (on a fully diluted basis)

NOTE: The information contained in the above charts is only a summary and is not meant to describe in-full, or replace, the terms of each security. Investors should review the Company's Amended & Restated Certificate of Incorporation, Bylaws, and other corporate documents to understand all the relevant terms and rights of the above referenced securities.

The Company currently has no debt outstanding.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Miray Tayfun	5,700,000 shares of Common Stock*	28.14%

* These shares are subject to vesting pursuant to a Restricted Stock Purchase Agreement.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Vivosens Inc. (**"the Company"**) was incorporated on September 19, 2017 under the laws of the State of Delaware, and is headquartered in San Francisco, CA. The Company produces a wellness application that communicates with your body data through an at-home urine test and guides you to make better decisions based on your body's needs.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of June 30, 2020, the Company had an aggregate of approximately $906,000 in cash and cash equivalents.

At the initial closing of this Offering, our authorized capital stock is 27,174,812, par value $0.0000100 per share, of which 17,218,555 shares are issued and outstanding, including (i) 10,300,298 shares of Common Stock (3,038,000 additional shares of Common Stock have been reserved for employee stock options); and (ii) 6,918,257 shares of Preferred Stock.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company has sufficient liquid assets to continue operations for the next 12 months if the Offering fails. Assuming the target offering is met, the Company anticipates, based on current projections and assumptions, that it will have sufficient liquid assets to operate for 16 months.

Capital Expenditures and Other Obligations
The Company plans to use a portion of the proceeds for research and development.

Valuation
The Company was previously ascribed a pre-money valuation of $6,000,000 ($7,500,000 post-money).

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$10,100	10,100,000	General corporate purposes, including working capital, product development, manufacturing, marketing, and payroll	September 19, 2017	Rule 701
KISS*	$120,000	N/A	General corporate purposes, including working capital, product development, manufacturing, marketing, and payroll	November 7, 2017	Section 4(a)(2) - Reg D 506(b)
SAFE (1)*	$90,000	N/A	General corporate purposes, including working capital, product development, manufacturing, marketing, and payroll	April 24, 2018	Section 4(a)(2) - Reg D 506(b)
SAFE (2)*	$155,000	N/A	General corporate purposes, including working capital, product development, manufacturing, marketing, and payroll	January 23, 2019	Section 4(a)(2) - Reg D 506(b)
Convertible Note*	$200,000	N/A	General corporate purposes, including working capital, product development, manufacturing, marketing, and payroll	January 25, 2019	Section 4(a)(2) - Reg D 506(b)
Series Seed Preferred Stock (includes Series Seed-1, Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, Series Seed-6, Series Seed-7)	$1,000,000 **	5,567,820	General corporate purposes, including working capital, product development, manufacturing, marketing, and payroll	December 19, 2019	Section 4(a)(2)
Series Seed Preferred Stock (Series Seed-1)	$500,000	1,350,437	General corporate purposes, including working capital, product development, manufacturing, marketing, and payroll	January 14, 2020	Regulation CF – Section 4(a)(6)
Common Stock (2)	N/A	800,298	General corporate purposes, including working capital, product development, manufacturing, marketing, and payroll	December 20, 2019	Section 4(a)(2)

* These securities converted into Series Seed Preferred Stock (Series Seed-1 (excluding 2,700,875 shares issued to Draper Associates V, L.P and Draper Associates Partners V, LLC), Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, Series Seed-6, Series Seed-7) in December 2019.

** Excludes amounts raised from the cancellation of the above identified KISS, SAFE (1), and SAFE (2), and Convertible Note that converted into Series Seed Preferred Stock (consisting of a portion of Series Seed-1 and all of Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, Series Seed-6, Series Seed-7) on December 20, 2019.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 570,000.00 of The Securities for up to $570,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by December 15, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $570,000.00.00 (the "**Maximum Amount**") and the additional Securities will be allocated at the Company's discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the December 15, 2020 (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) ("**Offering Deadline**")), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering, our authorized capital stock is 27,174,812, par value $0.0000100 per share, of which 17,218,555 shares are issued and outstanding, including (i) 10,300,298 shares of Common Stock (3,038,000 additional shares of Common Stock have been reserved for employee stock options); and (ii) 6,918,257 shares of Preferred Stock.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $5,000,000.00 (an **"Equity Financing"**), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred

stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights of Major Investors

Certain Investors of the Securities, "Major Investors", will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $25,000 or greater in the Offering will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements or shareholder/equity holder agreements in place.

The Amended & Restated Certificate of Incorporation does require certain decisions to be approved by Requisite Holders, which is defined in the Amended & Restated Certificate of Incorporation as "the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), which majority must include Draper Associates V, L.P. ("DA"), for so long as DA holds any shares of Preferred Stock. Additionally, the Requisite Holders may under certain conditions direct the Company to convert Preferred Stock to Common Stock. Investors should review the Amended & Restated Certificate of Incorporation prior to investment in order to understand the full scope of these rights.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "***Pro-Rata Rights of Major Investors***", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the

Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) any director or officer of the issuer; (ii)

any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company has entered into customary agreements with Related Persons, such as Intellectual Property Assignments, Subscription Agreements, and Incentive Stock Option Agreements. Additionally, the Company chose to redeem 600,000 shares of Common Stock from Miray Tayfun in December 2019 pursuant to a previously approved Shares Transfer Agreement. Further, pursuant to the same Shares Transfer Agreement, the Company purchased all the equity of Vivosens Biyoteknoloji Arge Sanayi Ve Ticaret Limited Sirkati, a Turkish limited company, which was entirely owned by Miray Tayfun, for an aggregate price of $10,000 Turkish Lira.

The Company's board of directors has reviewed all material transactions in an effort to ensure each is in the best interest of the Company; as a result, the Company does not believe it has engaged in any transaction that would give rise to an unacceptable conflict of interest.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

VIVOSENS INC.
INDEPENDENT
ACCOUNTANTS REVIEW
REPORT AND
FINANCIAL STATEMENTS
FOR THE YEAR ENDING
DECEMBER 31, 2019

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ....

FINANCIAL STATEMENTS

CERTIFIED PUBLIC ACCOUNTANT

2623 Ashfield Ct
St. Augustine, FL 32902
PH: (888) 390-6282
JaJuan@mycfobenefits.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Vivosens Inc

Report on the Financial Statements

I have reviewed the accompanying financial statements of Vivosens Inc. which comprise the balance sheet, as of December 31, 2019 and the related Statement of Operations, for the years January 1, 2019 thru December 31, 2019, changes in stock holders equity, and statements of cash flow for the year then ended, and the
related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

JaJuan Williams, CPA

JaJuan Williams, CPA
Indiana #CP11900309

July 30, 2020

Vivosens, Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)

	$
ASSETS	
Current Assets:	
Cash and cash equivalents	998,530
Total Current Assets	998,530
Non-current Assets:	
Intangible Assets-Intellectual Property	-
Total Non-Current Assets	-
TOTAL ASSETS	**998,530**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Current Liabilities:	
Accounts payable	-
Accrued expenses	-
Total Current Liabilities	-
Long Term Liabilities:	
Convertible Bonds	-
SAFE	-
Total Long Term Liabilities	-
TOTAL LIABILITIES	-
Stockholders' Equity:	
Authorized Share Capital	20,256,555
Additional paid in capital	1,608,714
Retained earnings/(loss)	(620,185)
Total Stockholders' Equity	988,530
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**988,530**

Vivosens, Inc.
STATEMENT OF OPERATIONS
For the period from January 1, 2019 through Decmber 31, 2019
(Unaudited)

	$
Revenues	22,099
Cost of revenues	-
Gross Profit (Loss)	22,099
Operating Expenses:	
Advertising & marketing	858
Bank Charges & Fees	1,599
Contractors	8,502
Insurance	4,950
Legal & Professional Services	1,283
Meal & Entertainment	15,157
Miscellaneous Expense	10,187
Office Supplies & Software	306,532
Other Business Expenses	10,434
Rent & Lease	22,030
Taxes & Licenses	7,389
Travel	62,087
Total Operating Expenses	451,009
Operating Income (Loss)	(428,910)
Provision for Income Taxes	-
Net Loss	(428,910)


Vivosens, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
For the period from January 1, 2019 through December 31, 2019
(Unaudited)


	Common Stock - Shares	Common Stock - Value ($)	Subscription Receivables ($)	Prefered Shares	Accumulated Gain/ (Deficit) ($)	Total Stockholders' Equity ($)
Balance as of December 31, 2018	-	-			(181,275)	(181,275)
Sale of common stock	600,000	0.03333				20,000
Prefered Shares	6,918,257	0.3703		1,588,714		1,588,714
Net Income (Loss)					(428,910)	(428,910)
Balance as of December 31, 2019	**7,518,257**		**-**	**1,588,714**	**(610,185)**	**998,530**

Vivosens, Inc.
STATEMENT OF CASH FLOWS
For the period from January 1, 2019 through December 31, 2019
(Unaudited)

	$
Cash Flows From Operating Activities	
Net Loss	(428,910)
Add back:	
Depreciation	-
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase) Decrease in patent and trademarks	-
(Decrease) Increase in accrued expenses	-
Net Cash Used In Operating Activities	(428,910)
Cash Flows From Investing Activities	
Purchase of property and equipment	-
Net Cash Used In Investing Activities	-
Cash Flows From Financing Activities	
Advances from founder and related parties	-
Capital contributions	
Prefered Shares	1,588,714
	-
Net Cash Provided By Financing Activities	1,588,714
Net Change In Cash and Cash Equivalents	1,159,805
Cash and Cash Equivalents at Beginning of Period	28,725
Cash and Cash Equivalents at End of Period	**1,188,530**

Vivosens, Inc.
STATEMENT OF OPERATIONS
For the period from January 1, 2019 through December 31, 2019
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS:

Vivosens, Inc. (which may be referred to as the "Company," "we," "us," or "our") is a direct-to-consumer service that guides users to make healthier choices with personalized nutrition and lifestyle advice based on weekly home urine tests.

In the year 2019, the Company has relied on advances from founders and raising capital to fund its operations. As of December 31, 2019, the Company has found more investors and working capital is managed from this fund. In the 3rd year of operations, the company has made significant revenue from sales but is likely to incur a net loss in the year. During the next 12 months, the Company intends to fund its operations with funding from investors and issuance of convertible notes and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on September 19, 2017 in the State of Delaware. The Company is headquartered in San Francisco, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019, the Company had more than $988,529 cash in hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2019, the Company did not have any outstanding accounts receivable.

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2019.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2019 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities is in effective from December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to

date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation. The Company had filed tax returns for 2017 & 2018 with the IRS and States.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' EQUITY

The company has issued shares of $100 as of December 31, 2019 to its founders and investor who have exercised their option that was given at the inception of company.

NOTE 6 – STOCK BASED COMPENSATION

Stock Option Plan

In September 2017, the Company adopted a 2017 equity incentive plan ("2017 Plan") which permits the grant or option of shares to its owners and key employees for up to 10,000,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over two years.

As of December 31, 2019, the Company's owners and key employees had exercised their options to purchase 9,400,000 shares of the Company's common stock at a fair value of $0.00001 each and 600,000 shares of the company's common stock at a fair market value of $0.03333 each.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds through an investor's campaign and the issuance of convertible notes (see Note 8), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – ISSUANCE OF BONDS

Issuance of SAFE

In the year 2019, the Company has issued $174,973 of SAFE (simple agreement for future equity) under various agreements. The maturity of SAFE will be in the event of change of control or an Initial Public Offering. As of 2019 the Company exercise and convert all SAFE to preferred Stock.

Issuance of Convertible Notes

During the year 2019, the Company issued $200,000 of 5% convertible notes (the "Notes") due. The Notes are unsecured. The conversion of Notes are due in the event that the Company issues and sells shares of its capital stock to investors on or before the date of the repayment in full. The maturity date is on or after the second anniversary of the date of issuance. As of December 2019 the Company exercised and converted all convertible notes to preferred Stock.

Issuance of Crowdfunded Offering

During the year 2019, the total capital raised is $1,588,714.00 USD. $1,023,741 USD cash from a Silicon Valley VC funds, $64,973 and the option of 500,000 USD through crowdfunding. These investments represent a 20% total share in the company.

NOTE 9 - SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through January 14, 2020, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

VIVOSENS INC.
INDEPENDENT
ACCOUNTANTS REVIEW
REPORT AND
FINANCIAL STATEMENTS
FOR THE YEARS ENDING
DECEMBER 31, 2017, AND
2018

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT

2623 Ashfield Ct
St. Augustine, FL 32902
PH: (888) 390-6282
JaJuan@mycfobenefits.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Vivosens Inc

Report on the Financial Statements

I have reviewed the accompanying financial statements of Vivosens Inc. which comprise the balance sheet, as of December 31, 2017 and 2018 and the related Statement of Operations, for the years January 1, 2017 thru December 31, 2017, January 1, 2018 thru December 31, 2018, changes in stock holders equity, and statements of cash flow for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

JaJuan Williams, CPA

JaJuan Williams, CPA
Indiana #CP11900309

December 02, 2019

Vivosens Inc.
BALANCE SHEET
As of December 31, 2017
(Unaudited)

	$
ASSETS	
Current Assets:	
Cash and cash equivalents	96,163
Total Current Assets	96,163
TOTAL ASSETS	**96,163**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Current Liabilities:	
Accounts payable	-
Accrued expenses	-
Total Current Liabilities	-
Long Term Liabilities:	
Convertible Bonds	120,000
Total Long Term Liabilities	120,000
TOTAL LIABILITIES	120,000
Stockholders' Equity:	
Authorized Share Capital	10,000,000
Share Capital	-
Additional paid in capital	-
Retained earnings	(23,837)
Total Stockholders' Equity	(23,837)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**96,163**

Vivosens Inc.
STATEMENT OF OPERATIONS
For the Period from September 1, 2017 through December 31, 2017
(Unaudited)

	$
Revenues	-
Cost of revenues	-
Gross Profit (Loss)	-
Operating Expenses:	
Bank Charges & Fees	62
Contractors	7,800
Office Supplies & Software	2,925
Reimbursable Expenses	12,000
Rent & Lease	1,050
Total Operating Expenses	23,837
Operating Income (Loss)	(23,837)
Provision for Income Taxes	-
Net Loss	**(23,837)**

Vivosens Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Period from September 1, 2017 through December 31, 2017
(Unaudited)

	Common Stock - Shares	Common Stock - Value ($)	Subscription Receivables ($)	Additional Paid in Capital ($)	Accumulated Gain/ (Deficit) ($)	Total Stockholders' Equity ($)
Authorized Share Capital						
Balance as of September 1, 2017(Inception)	-	-	-	-	-	-
Sale of common stock	-	-				-
Net Income (Loss)					(23,837)	(23,837)
Balance as of December 31, 2017	**-**	**-**	**-**	**-**	**(23,837)**	**(23,837)**

Vivosens Inc.
STATEMENT OF CASH FLOWS
For the Period from September 1, 2017 through December 31, 2017
(Unaudited)

	$
Cash Flows From Operating Activities	
Net Loss	(23,837)
Add back:	
Depreciation	-
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase) Decrease in patent and trademarks	-
(Decrease) Increase in accrued expenses	-
Net Cash Used In Operating Activities	(23,837)
Cash Flows From Investing Activities	
Purchase of property and equipment	-
Net Cash Used In Investing Activities	-
Cash Flows From Financing Activities	
Advances from founder and related parties	-
Capital contributions	-
Convertible Bonds	120,000
Net Cash Provided By Financing Activities	120,000
Net Change In Cash and Cash Equivalents	96,163
Cash and Cash Equivalents at Beginning of Period	-
Cash and Cash Equivalents at End of Period	**96,163**

Vivosens Inc.
STATEMENT OF OPERATIONS
For the Period from September 19, 2017 through December 31, 2017
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS:

Vivosens Inc. (which may be referred to as the "Company," "we," "us," or "our") is a direct-to-consumer service that guides users to make healthier choices with personalized nutrition and lifestyle advice based on weekly home urine tests.

In the first year of inception 2017, the Company has relied on advances from founders and raising capital to fund its operations. As of December 31, 2017, the Company has found investor and working capital is managed from this fund. As the 1st year of operations, company has not made any revenue from sales and is likely to incur losses in the next year also. During the next 12 months, the Company intends to fund its operations with funding from investors and issuance of convertible notes and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on September 19, 2017 in the State of Delaware. The Company is headquartered in San Francisco, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, the Company had more than 96,163 cash in hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017, the Company did not have any outstanding accounts receivable.

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2017 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2017, the Company had not begun recognizing sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods

within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation. Since the Company had no operations prior to 2017, the Company has not yet filed any Federal or state tax returns.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' EQUITY

The company has not issued any share as of December 31, 2017.

NOTE 6 – STOCK BASED COMPENSATION

Stock Option Plan

In September 2017, the Company adopted a 2017 equity incentive plan ("2017 Plan") which permits the grant or option of shares to its owners and key employees for up to 10,000,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over two years.

As of December 31, 2017, the Company had offered to issue options to purchase 10,000,000 shares of the Company's common stock at a fair value as of the date of grant.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds through an investor's campaign and the issuance of convertible notes (see Note 8), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 - SUBSEQUENT EVENTS

Issuance of Convertible Notes

In November 2017, the Company issued $120,000 of 10% convertible notes (the "Notes") due. The Notes are unsecured. The conversion of Notes are due with upon the closing of the Next Equity Financing, and they will be automatically converted into that number of Conversion Shares equal to the quotient obtained by dividing

the Purchase Price by the Conversion Price.

The conversion price is either the lessor of the price per share of Stock received by the Company in a Qualified Financing or the quotient resulting from dividing $1,200,000 by the number of outstanding shares of common stock of the Company immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options or warrants. The convertible notes are recorded as a liability until conversion occurs.

Issuance of Common Stock

During 2017, no common stock is issued.

Management's Evaluation

Management has evaluated subsequent events through April 5, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Vivosens Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)

	$
ASSETS	
Current Assets:	
Cash and cash equivalents	28,725
Total Current Assets	28,725
TOTAL ASSETS	**28,725**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Current Liabilities:	
Accounts payable	-
Accrued expenses	-
Total Current Liabilities	-
Long Term Liabilities:	
Convertible Bonds	120,000
SAFE	90,000
Total Long Term Liabilities	210,000
TOTAL LIABILITIES	210,000
Stockholders' Equity:	
Authorized Share Capital	10,000,000
Share Capital	-
Additional paid in capital	-
Retained earnings	(181,275)
Total Stockholders' Equity	(181,275)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**28,725**

Vivosens Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2018
(Unaudited)

	$
Revenues	351.54
Cost of revenues	-
Gross Profit (Loss)	351.54
Operating Expenses:	
Advertising & marketing	5,000
Bank Charges & Fees	624
Contractors	33,500
Meal & Entertainment	22,000
Office Supplies & Software	76,650
Reimbursable Expenses	8,200
Rent & Lease	9,816
Travel	2,000
Total Operating Expenses	157,790
Operating Income (Loss)	(157,438)
Provision for Income Taxes	-
Net Loss	(157,438)

Vivosens Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2018
(Unaudited)

	Common Stock Shares	Common Stock Value ($)	Subscription Receivables ($)	Additional Paid in Capital ($)	Accumulated Gain/(Deficit) ($)	Total Stockholders' Equity ($)
Balance as of December 31, 2017	-	-	-		(23,837)	(23,837)
Sale of common stock	-	-				-
Net Income (Loss)					(157,438)	(157,438)
Balance as of December 31, 2018	**-**	**-**	**-**	**-**	**(181,275)**	**(181,275)**

Vivosens Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2018
(Unaudited)

	$
Cash Flows From Operating Activities	
Net Loss	(157,438)
Add back:	
Depreciation	-
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase) Decrease in patent and trademarks	-
(Decrease) Increase in accrued expenses	-
Net Cash Used In Operating Activities	(157,438)
Cash Flows From Investing Activities	
Purchase of property and equipment	-
Net Cash Used In Investing Activities	-
Cash Flows From Financing Activities	
Advances from founder and related parties	-
Capital contributions	-
Convertible Bonds	-
SAFE	90,000
Net Cash Provided By Financing Activities	90,000
Net Change In Cash and Cash Equivalents	(67,438)
Cash and Cash Equivalents at Beginning of Period	96,163
Cash and Cash Equivalents at End of Period	**28,725**

Vivosens Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2018
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS:

Vivosens Inc. (which may be referred to as the "Company," "we," "us," or "our") is a direct-to-consumer service that guides users to make healthier choices with personalized nutrition and lifestyle advice based on weekly home urine tests.

In the year 2018, the Company has relied on advances from founders and raising capital to fund its operations. As of December 31, 2018, the Company has found more investors and working capital is managed from this fund. As the 2ˢᵗ year of operations, company has not made any significant revenue from sales and is likely to incur losses in the next year also. During the next 12 months, the Company intends to fund its operations with funding from investors and issuance of convertible notes and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on September 19, 2017 in the State of Delaware. The Company is headquartered in San Francisco, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, the Company had more than 28,725 cash in hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, the Company did not have any outstanding accounts receivable.

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2018.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2018 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2018, the Company had not begun recognizing sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods

within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation. Since the Company had no operations prior to 2017, the Company has not yet filed any Federal or state tax returns.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' EQUITY

The company has not issued any share as of December 31, 2018.

NOTE 6 – STOCK BASED COMPENSATION

Stock Option Plan

In September 2017, the Company adopted a 2017 equity incentive plan ("2017 Plan") which permits the grant or option of shares to its owners and key employees for up to 10,000,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over two years.

As of December 31, 2018, the Company had offered to issue options to purchase 10,000,000 shares of the Company's common stock at a fair value as of the date of grant.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds through an investor's campaign and the issuance of convertible notes (see Note 8), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 - ISSUANCE OF BONDS & SHARES

Issuance of Convertible Notes

In the year 2018, the Company issued $90,000 of SAFE (simple agreement for future equity). The maturity of SAFE will be in the event of change of control or an Initial Public Offering. As of 2018, none of these events have occurred.

Issuance of Common Stock

During 2018, no common stock is issued.

NOTE 9 - SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 25, 2019, the date the financial statements were available to be issued. Based on this evaluation, the below material event was identified which require disclosure in the financial statements.

Equity stocks are issued to the 4 founders & 1 investor of company have exercised their option to purchase shares of company with a value of $10 million.

EXHIBIT D
Offering Page found on Intermediary's Portal.



v

Company Name	Vivoo
Logo	
Headline	Personal wellness advice through at-home urine sample analysis
Hero Image	
Tags	

Pitch text

Summary

Successfully completed the previous Republic campaign in 48 days!

100k strips distributed to date (30k strips in the previous campaign)

30k community (10k in the previous campaign)

20k unique users (6k in the previous campaign)

1500+ paying subscribers (500 in the previous campaign)

30% MoM growth since launch, $122B+ mobile health market

◆ Raised over $2M from Billionaire VC Tim Draper, 500 Startups and Techstars

Problem

Wellness solutions aren't personal

Personalized wellness is a big deal for many people. After all, each body is unique and has different considerations. Unfortunately, truly personalized nutrition and wellness advice can be expensive and hard to come by, and many available apps aren't able to capture the necessary data to provide good recommendations for each user. This leaves many people lost between seeking a professional nutritionist and relying on inaccurate apps to track and manage their wellness goals.



Solution

Vivoo: a personalized wellness assistant at your finger tips

Vivoo is a wellness assistant that gives personalized nutrition and wellness information to users. We use urinalysis test strips to collect real and accurate data about each user. From there, we provide a highly personalized and accurate analysis of your body's data to provide user-specific wellness advice. From which foods to eat (or avoid), to how much water you need to drink, and more, our wellness tips are based off your actual health and body's needs.



Product

What can you track with Vivoo?




Pee on the strip & wait 120 seconds.
Scan the strip to receive your advice & scores.
9.5/10
Water
OPTIMAL
Congratulations!
Your Vivoo Test shows that you are getting better at drinking water. Did you notice the sparkle in your skin?
Kick the Ketones
You've been skipping meals, haven't you? Eat a baked potato with fresh herbs to decrease ketone production.

It only takes a few minutes to take your test and get your results in the comfort of your home


HOW TO USE VIVOO
1.
Download the Vivoo app
2.
Urinate on the Vivoo strip
3.
120
Wait 120 seconds
4.
Scan the strip & get advice

Are you ready to get your personalized advice with a simple urine test?



5.0/10
Water
OVERHYDRATION
Come up for Air!
Hydration is important, but we don't want you underwater. Come up for air and grab an apricot to balance your potassium a bit.
Water
Add Reminder
Mini Crispy Snack Recipe
It's snack o'clock! Mash 1/4 of a ripe avocado and spread it on 2 rye crisps for a crunchy, creamy snack with plenty of fiber and heart-healthy fat.
Snack
Add Reminder
5.0/10
pH
ACIDIC
Amazing Alkalizers
You have a more acidic urine pH than normal. Besides being nourishing, plums are an alkalizing food. Try eating two mid-size plums daily this week.
pH
Add Reminder
Relax with Hibiscus
Hibiscus tea is a fantastic natural antibacterial barrier. This is what you need as you boost your weakened immunity. Relax with a cup tonight.
Immunity
Add Reminder
A Berry Sweet Tooth
Berries can be a great option to satisfy your sweet tooth and they provide vit C, vit K, and fiber. Which are your faves: blueberries or strawberries?
Snack
Add Reminder
Can't Do
Complete
Check-in with Cherries
You have a more acidic urine pH than normal. Don't worry, you can alkalize it with a cheerful cherry week. Eat a handful of cherries daily this week.
pH
Add Reminder
Can't Do
Complete
Freshen up with Fish
Fish has omega-3 fatty acids, supporting heart health, and is high in protein. Sprinkle fish fillets with low-fat Italian dressing and bake them for dinner.
High Protein Diet
Add Reminder
Can't Do
Complete

Traction

Over 100k of strips shipped

Vivoo has gotten a great response from our consumer base. We've created a community of 30K+ people, 20K of which are users with an average of 2 tests per person. We've shipped 100k wellness packs by today -- that's a 30% month-over-month growth in users. We've also secured a number of partners reaching 100+ affiliates and 50+ gyms around the country.

B2B2C
BAYER
Bulu Box
50+ Gyms
100 Affiliates
MITSUBISHI ELECTRIC
GUNUNG SEWU GROUP
bayzat
TheraBox
B2C
30k+ community
20,000 users with an average 2.5 tests
1500+ paying subscribers
100,000 strips shipped by today
30% growth MoM users

Customers

For those who want to take their health into their own hands

Our target customer is a health-conscious individual looking to make real changes in their lifestyle. Our goal is to make health analysis personal and more importantly affordable so that everyone can have access to important advice while on their quest for better health.


vivoo
Fiber Up!
Healthy Eating
Can't Do
Complete
Breakfast Burritos!
kadsreview
The box featured the amazing body @vivooapp health analysis sticks.







Vivoo 4-Strip Pack
Retail Value: $24.90

Business Model

Subscription or one time purchase

Vivoo offers our customers a variety of ways to purchase our product. The first is subscription-based, starting at $7.99 for 12 months or $15.99 for 3 months subscription. We offer subscription packages because we understand that our customers are interested in monitoring their health long term, making it easy for them to keep track of their health. People looking to just try out Vivoo can buy a one time pack at $24.90 to see if Vivoo works for them.

vivoo
vivoo
3 Month Subscription
Cancel anytime
3 packs includes 12 wellness tests
Free shipping worldwide
30 day money back guarantee
$15.99 /month
Order
12 Month Subscription
Cancel anytime
12 packs includes 48 wellness tests
Free shipping worldwide
30 day money back guarantee
$7.99 /month
Order
One time purchase
Upgrade anytime
1 pack includes 4 wellness tests
Free worldwide shipping
Not recurring
$24.99
Order

Market

$10B market for personalized nutrition alone

Vivoo is at the epicenter of a $122B+ mobile health market. For personalized nutrition alone, the market is valued at $10B. With Vivoo, we can access any market related to health and nutrition, personalized nutrition advice, and mobile health apps.



Competition

Going right to the experts

	Data Type	Personalized Advice	Continuous Deep Tracking	Pricing
vivoo	Urine Data	🟢	🟢	$ 14.90 / month
Scanwell Healthy.io	UTI/Kidney data	🔴	🔴	$ 10
Lumen	Breath Data	🟢	🔴	$ 300
habit FOOD, PERSONALIZED®	Genetic Data	🟢	🔴	$ 300
myfitnesspal	Logged Data	🔴	🔴	$ 9.99 / month
fitbit	Heart Rate, Exercise	🔴	🟢	Avg $ 200

Vision

Direct Amazon ordering for personalized supplements

Vivoo has clear and concise goals for the next two years. By reaching our investment goal, we have expanded our shipping through Amazon and have launched a new live chat option with nutritionists. Based on these conversations, we are also planning to develop nutritional supplements that can be personalized for each used based on their needs.


Vivoo Wellnsess Assistant - Ready to go
+Direct order from Amazon fresh
Live chat with nutritionists
New Parameters – Glucose, B12, Vitamin C, Heart Disease
Wearable integrations
New packs for Elder / Prenatal / Athlete Markets
AI Nutrition Coach
Personalized supplement / food services

Investors

Vivoo wins Meet the Drapers

We are so thrilled that Vivoo has won Meet the Drapers, Season 3 and been awarded the $150,000USD in prizemoney.


MEET
THE DRAPERS
SEASON 3

Billionaire Tim Draper invests $1M in Vivoo

Tim Draper, the Silicon Valley Billionaire who has previously funded Tesla, Hotmail, Skype, SpaceX, Twitch, Robinhood and several other unicorns has invested in Vivoo.

On December 19, 2019, Vivoo closed its Series Seed Round with lead investor Tim Draper who invested $1M through Draper Associates.

Over $2M in funding to date

Vivoo has received over $2M in funding from prominent investors such as Draper Associates with pre-seed from 500 Startups and we're graduates of Techstars.



Founders



Miray Tayfun – CEO
Bioengineering, IOT, Strategy
Smarte Smart Home Tech - COO
Top Ten CEO's in healthcare 2018
Stanford University, GTM
Strategies, Diet and Gene
Expressions



Gozde – COO
B2B Sales, Manufacturing
ITU – Account Manager
Environmental Engineering
(B.Sc.),
Mini MBA for startups (ITU
Seed Program, worlds 3rd best
incubator 9 month program)



Ali Atasever – CTO
Backend Developer, Image
processing
Artificial Intelligence, Python,
Image Processing
Software Engineering (B.Sc.)



George Radman – CFO
Project Management
Serial Entrepreneur
Calert – CEO (Acquired)
Stanford University, GTM
Strategies, Product Market Fit

Top 10 CEO's in healthcare

Vivoo Team



Team

	Miray Tayfun	CEO
	George Radman	CFO
	Gozde Buyukacaroglu	COO
	Nazli Acar	CMO
	Balim Caf	CSO and R&D Manager
	Murat Koc	Chief Nutrition Officer
	Senay Tayfun	Designer
	Ali Ataseveer	CTO

 Huseyin Isik   Full Stack Developer

 Yavuz Bahceci   iOS/Android Developer

 Dr. Alp Sirman, MD   Medical Advisor

 Esra Kozan   Nutritionist

 PhD Semiramis Dogan   Biochemistry Advisor

Perks

$120   1 month Vivoo - includes 4 wellness tests Vivoo investor badge on your app profile

$250   2 Months Vivoo - includes 8 wellness tests Vivoo investor badge on your app profile 20% off on Vivoo products

$500   6 Months Vivoo - includes 24 wellness tests Vivoo investor badge on your app profile 20% off on Vivoo products

$1,000 1 year Vivoo - includes 48 wellness tests Vivoo water bottle Vivoo investor badge on your app profile 20% off on Vivoo products

$2,500 1 year Vivoo x2 (for you and your loved one) - includes 96 wellness tests Vivoo water bottle Vivoo t-shirt Vivoo investor badge on your app profile 30% off on Vivoo products

$5,000 2 year Vivoo x2 (for you and your loved one) - includes 192 wellness tests Vivoo water bottle x2 Vivoo t-shirt x2 Vivoo investor badge on your app profile 30% off on Vivoo products

$10,000 5 years Vivoo - includes 240 wellness tests Try new Vivoo products first* Vivoo water bottle x2 Vivoo t-shirt x2 Vivoo investor badge on your app profile 30% off on Vivoo products

$20,000 600 Vivoo strips for your employees, gym, etc. 2 days wellness retreat with Vivoo founders (when it's safe to travel) Try new Vivoo products first* Vivoo water bottle x5 Vivoo t-shirt x5 Vivoo investor badge on your app profile 50% off on Vivoo products

FAQ

What is Vivoo?	Vivoo is a wellness assistant that consists of urinalysis test strips and a mobile application which gives personalized nutrition advice based on your urine sample. Vivoo uses your body's data to encourage you to make healthier choices by translating your results into customized wellness advice and weekly ratings of different parameters. Vivoo's wellness tips tell you which food is needed by your body. Vivoo offers a new perspective to sustain a healthy lifestyle by helping you understand your body's needs. It is easy to use and adaptable to your daily life.
How does it work?	Just 4 easy steps! 1. Order your Vivoo package, which includes 4 single-use urine strips, and download the free Vivoo App. 2. Urinate on the Vivoo strip and wait 120 seconds. 3. Take a picture of the strip via the Vivoo App. 4. Get your personalized nutrition advice in just seconds. It's that simple!
Which parameters can I track with Vivoo?	Urine is a useful tool for understanding a lot about the human body. With Vivoo you can track body parameters like water consumption, urinary pH, ketones, urinary tract infections, liver, and kidney functions. These parameters tell you if you are hydrated enough, and also whether eating well, having balanced chemistry, or possibly having any an infection, and much more!
How is the advice prepared specially for me?	Vivoo App is designed for your body's needs. The information that you shared with us during the app registration and your urine test results are evaluated to give you personalized nutrition and lifestyle advice which has been prepared by our dietitians & nutritionist. As you continue to use the Vivoo App, the customization will also increase. The more you use Vivoo, the more your recommendations will be more personalized to you.
How often should I use Vivoo strips?	To track and witness the improvement of your wellbeing, we recommend you to use Vivoo once a week. If you want, you can use it more often to track your specific parameters such as hydration and ketone.
When should I use Vivoo?	Since we don't diagnose diseases or conditions, you can use Vivoo at any time of the day which is suitable for you.
What does a Vivoo box include?	The Vivoo box includes 4 urine strips, a user manual, and unlimited usage of the Vivoo App.
How does my mobile phone analyze my Vivoo strips?	Vivoo App has an innovative combination of image processing, machine learning, and artificial intelligence. Our image processing algorithm detects color changes on the urine test parameters accurately. Our machine learning algorithm helps us to increase the quality of the results using its database of thousands of pictures.

Each phone camera has different features. does this effect image processing?

Our image processing software is designed to solve this problem. With the machine learning system, the software develops itself and adapts to each telephone. In addition to this, we validated our test strips with traditional optical readers in the hospital.

EXHIBIT E

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Vivosens Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [INVESTOR NAME] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [DATE OF CROWD SAFE], Vivosens Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $15,000,000.

See Section 2 for certain additional defined terms.

1. Events

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity**

Financing Price").

        (ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

        (b)   **Liquidity Event**.

        (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

        (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

        If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

        (c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

        (d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the

Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other

liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. Company Representations

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to <u>Section 1</u>.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company

by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)　　The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)　　The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)　　The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)　　The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)　　The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)　　The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)　　The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and

conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid,

addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)　　In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Major Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(l)　　The Company shall provide the Major Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Major Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Major Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Major Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Major Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

VIVOSENS INC.
By: /s/George Radman
Name: George Radman
Title: Chief Financial Officer
Address: 44 Tehama Street, San Francisco, CA 94105
Email: george@vivoo.io

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [DATE OF CROWDSAFE] between Vivosens, Inc., a Delaware corporation (the "***Company***") and [INVESTOR NAME] ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                   LLC d/b/a Republic
Date   Date

EXHIBIT F
Video Transcript

Miray:	Hello, I'm Miray, the co founder and the CEO of Vivoo. I'm a young and health conscious woman with various degrees with bio-sciences. For a couple of years I was in a constant search for accessible and personalized health and wellness advice to stay healthy, fit and strong. But after all of my search, I realized that health and wellness market is super expensive. On top of that it lacks accuracy and personalization. So I decided to take the matters into my own hands, and came together with my co founders to create a solution which is accurate, personal and, more importantly, affordable. We put more than 50 years of combined engineering, marketing and nutrition experience behind Vivoo. Vivoo is the first wellness application that communicates with your body data through a simple urine test. Looks like this.
Miray:	On top of that, Vivoo app provides personalized and actionable nutrition and lifestyle advice based on your body's needs. We created Vivoo to build a community of people who will benefit from meticulous and personalized health and wellness advice, and this community starts with you, our investors. In addition to be a part of this brilliant idea, you will be getting crowd shares and amazing perks. We need your help to get to the next stage of our growth. I can't wait for you to join our Vivoo family by becoming an investor. Now, I would love for you to take a peek at our teaser video, which is going to start just in a second. Enjoy.
Speaker 2:	Has an app ever asked you to pee on a stick before to get to know you better? It might sound a bit weird for a first meeting, but Vivoo has a good reason to ask. Today, there are thousands of decisions to make when it comes to maintaining a healthy lifestyle. We use mobile apps, explore alternative diets, play sports, exercise, and much more. However, which one of these methods are tailored to our bodies? In order to answer this question, we need to look deeper within ourselves and that's exactly what Vivoo does.
Speaker 2:	The strips' unique colored indicators allow Vivoo to analyze your urine weekly, using eight different parameters. All you have to do is pee on the stick, wait two minutes, and take the photo with the Vivoo app. It's that simple. Just in seconds, your results will show how much water you'll need to drink. Your pH levels, your immune system values, whether you may have a urinary tract infection, and so much more. In short, you'll receive personalized nutrition and lifestyle advice that your body needs. Once more, all of this information is especially prepared by expert nutritionists, dieticians, and doctors. If you're ready to learn more about your body and want a healthy living guide unique to you, visit Vivoo.io, and order your new wellness assistant now. Vivoo.